SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14617

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

ANDREW PROFIT SHARING TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its executive office:

ANDREW CORPORATION

3 Westbrook Corporate Center, Suite 900

Westchester, Illinois 60154

(Address of principal executive offices and zip code)

(708) 236-6600

(Registrant’s telephone number, including area code)

Andrew Profit Sharing Trust

Financial Statements and Supplemental Schedule

Years Ended September 30, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Trustees

Andrew Profit Sharing Trust

We have audited the accompanying statements of net assets available for benefits of Andrew Profit Sharing Trust as of September 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois

February 16, 2007

Andrew Profit Sharing Trust

Statements of Net Assets Available for Benefits

	September 30
	2006	2005
Assets
Investments, at fair value	$261,138,516	$245,915,120
Receivables:
Andrew Corporation and subsidiaries	2,269,080	2,225,606

Net assets available for benefits	$263,407,596	$248,140,726

See notes to financial statements.

Andrew Profit Sharing Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30
	2006	2005
Additions
Contributions:
Andrew Corporation and subsidiaries	$7,354,023	$7,135,723
Participants	13,858,093	12,953,972

	21,212,116	20,089,695

Dividend and interest income	9,545,019	6,487,196
Transfers from other plans	—	11,694
Net appreciation in fair value of investments	3,120,089	11,764,422

Total additions	33,877,224	38,353,007

Deductions
Benefit payments and distributions	18,429,050	30,737,999
Administrative expenses	181,304	75,646

Total deductions	18,610,354	30,813,645

Net increase	15,266,870	7,539,362
Net assets available for benefits:
Beginning of year	248,140,726	240,601,364

End of year	$263,407,596	$248,140,726

See notes to financial statements.

Andrew Profit Sharing Trust

Notes to Financial Statements

Years Ended September 30, 2006 and 2005

1. Description of the Plan

General

The following description of the Andrew Profit Sharing Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.

The Plan is a defined-contribution plan covering certain United States employees of Andrew Corporation and subsidiaries (the Company). An employee becomes eligible to participate in the Plan after completing 90 days of continuous service. The Plan was established to afford employees an opportunity to share in the Company’s profits and to save systematically.

In 2006, the Company acquired Cellsite Industries (CSI). Effective July 1, 2006, approximately 50 former CSI employees became eligible to participate in the Plan. In 2005, the Company acquired ATC Tower Services, Inc. (ATC) and Xenicom. Effective January 1, 2005, approximately 315 former ATC employees became eligible to participate in the Plan. Effective March 1, 2005, two former Xenicom employees became eligible to participate in the Plan.

Contributions

The Company’s profit-sharing contribution is made from current earnings in accordance with the Plan agreement and approval by the Company’s Board of Directors. The Company’s profit-sharing contribution was $2,444,080 in 2006. Forfeitures in the amount of $175,000 were used to reduce this contribution to $2,269,080. The Company’s profit-sharing contribution was $2,350,606 in 2005. Forfeitures in the amount of $125,000 were used to reduce this contribution to $2,225,606. Company profit-sharing contributions were allocated to participants’ accounts based on the participants’ investment elections. Participants must be employed on the last day of the Plan year to be eligible for profit-sharing contributions. For the 2006 Plan year, participants who were former employees of CSI, who met a 1,000 hour service requirement, were eligible to receive a profit-sharing contribution based on compensation received subsequent to July 1, 2006. For the 2005 Plan year, participants who were former employees of ATC and Xenicom were eligible to receive a profit-sharing contribution based on compensation received subsequent to January 1, 2005.

Andrew Profit Sharing Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Each participant’s maximum contribution under the Plan is 50% of annual gross earnings. Participants who contribute 3% or more of their gross earnings receive a Company-matching contribution equal to 3% of their gross earnings. Matching contributions are allocated to participants’ accounts based on the participant’s investment elections. Prior to the 2005 Plan year, the Company could direct all or a portion of the matching contributions to the Andrew Stock Fund.

Investment Options

Participants may elect to contribute to various investment fund options offered by the Plan. Effective July 20, 2005, the Company Stock Fund-Accumulation Account was frozen to new investments. No future contributions or transfers will be made to this account; however, participants can withdraw from the account. A Brokerage Account feature is available whereby participants self-direct funds into various mutual funds, government securities, and common stocks, including Andrew Corporation common stock. Participant contributions cannot be directed to the Brokerage Account; however, vested portions of account balances of other investment funds can be transferred into the Brokerage Accounts.

Individual Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

A participant may borrow from the Plan at terms deemed appropriate by the trustees. Loan amounts may not exceed limitations specified by the trust agreement and by the Tax Reform Act of 1986. Generally, loans are repayable within five years, and a participant’s total outstanding loan balance is limited to the lesser of: (1) 50% of the participant’s vested account balance under the Plan; or (2) $50,000 reduced by the participant’s highest loan balance during the preceding 12 months. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator.

Andrew Profit Sharing Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon the termination of a participant, distribution may be made in a lump sum. Active participants with five years or more of Plan participation may take in-service withdrawals of up to 50% of any profit-sharing contributions credited to their account on or after October 1, 2003, subject to certain restrictions.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. A participant is vested in Company-matching and profit-sharing contributions, plus actual earnings (losses) thereon, as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Forfeitures

Any forfeitures attributable to profit-sharing accounts are used to reduce future profit-sharing contributions. The amount of unallocated profit-sharing forfeitures at September 30, 2006 and 2005, was $178,703 and $131,547, respectively. Of the $178,703 forfeiture balance as of September 30, 2006, $175,000 was used to reduce the 2006 profit-sharing contribution. The balance was carried forward into 2007. Of the $131,547 forfeiture balance at September 30, 2005, $125,000 was used to reduce the 2005 profit-sharing contribution. The balance was carried forward to 2006. Any forfeitures attributable to Company-matching accounts are used to reduce future Company-matching contributions. The amount of unallocated Company-matching forfeitures at September 30, 2006 and 2005, was $12,546 and $2,354, respectively. Company-matching contributions were reduced by $189,000 in 2006 and $178,300 in 2005.

Andrew Profit Sharing Trust

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in mutual funds are based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of participation units of the common collective trust funds (including the American Century Stable Asset Fund) is based on quoted redemption values. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Loans to participants are stated at their outstanding principal amount, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All costs and expenses with regard to independent fund managers and purchases and sales of investments are incurred by the Plan. Other costs, primarily loan origination and brokerage account fees, are charged directly to affected participants’ accounts and amounted to $181,304 and $75,646 for 2006 and 2005, respectively. Effective in 2006, Asset Management Services became available to Plan participants. Fees for this service totaled $86,976 in 2006. Administrative and general expenses, including audit fees, investment advice service fees, payroll costs of Plan administration, and a portion of record-keeping fees, totaling approximately $224,000 and $173,000 for 2006 and 2005, respectively, were paid directly by the Company and are, therefore, not reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Andrew Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended September 30
	2006	2005
Andrew Corporation common stock	$(4,974,910)	$(3,315,614)
Mutual funds	8,424,915	14,793,360
Other common stocks	(240,571)	145,376
Other	(89,345)	141,300

	$3,120,089	$11,764,422

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	September 30
	2006	2005
Andrew Corporation common stock	$22,989,506	$40,987,425
American Century Income & Growth Fund	25,502,216	27,310,822
American Century Stable Asset Fund	39,091,730	38,950,482
American Century Equity Income Fund	—	15,269,680
PIMCO Total Return Fund	17,986,972	14,873,727
Vanguard Institutional Index Fund	31,341,724	23,927,944
Vanguard Mid Cap Index Fund	13,700,546	*
American Funds Europacific Growth Fund	17,743,379	*
Dodge & Cox Stock Fund	22,737,912	18,459,952

*	Below 5% threshold.

The Plan held 2,485,352 and 3,676,002 shares of Andrew Corporation common stock at September 30, 2006 and 2005, respectively. Of the $22,989,506 in 2006, $21,508,775 was held in the Andrew Corporation Common Stock Fund, and $1,480,731 was held in the J. P. Morgan Investments Brokerage Account.

Andrew Profit Sharing Trust

Notes to Financial Statements (continued)

4. Plan Termination

The Company has the right to amend or alter the Plan or discontinue it by giving written notice of intention to do so to the trustees prior to the last day of the Plan year for which such discontinuance becomes effective. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated October 17, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Subsequent Event

On December 1, 2006, the Company acquired EMS Wireless (EMS), a division of EMS Technologies, Inc. Effective January 1, 2007, approximately 120 former EMS employees became eligible to participate in the Plan.

Supplemental Schedule

Andrew Profit Sharing Trust

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-2092797 Plan #001

September 30, 2006

Identity of Issue/Description of Investments	Current Value
Common stock
Andrew Corporation*	$21,508,775

PIMCO Funds
Total Return Fund	17,986,972

American Century Investment*
Income & Growth Fund	25,502,216
Small Cap Value Fund	5,829,670
American Century Stable Asset Fund	39,091,730

J P Morgan Investments
Brokerage Account	13,544,343

Vanguard
Institutional Index Fund	31,341,724
Mid Cap Index Fund	13,700,546
Small Cap Index Fund	3,806,493

Dodge & Cox Funds
Stock Fund	22,737,912

American Funds
Europacific Growth	17,743,379
Growth Fund of America	10,217,033

Andrew Profit Sharing Trust

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2092797 Plan #001

September 30, 2006

Identity of Issue/Description of Investments	Current Value
Morgan Stanley
Small Company Growth Fund	$8,143,439

Artisan Funds
Artisan Mid Cap Fund	10,715,952

R S Investments
R S Value Fund	11,866,358

Participants loans* (1)
Total investments	7,401,974

$261,138,516

*	Indicates party in interest to the Plan.
(1)	Varying maturities with interest rates ranging from 4% to 11.4%.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 27, 2007	By:	/s/ Marty R. Kittrell
Marty R. Kittrell
Executive Vice President and Chief Financial Officer